

June 28, 2007

Mail Stop 7010

By U.S. Mail and facsimile (713) 524-4122

Linda Putback-Bean
Chief Executive Officer
Pediatric Prosthetics, Inc.
12926 Willow Chase Drive
Houston, TX 77070

      Re: Pediatric Prosthetics, Inc.
              Response Letter to Comments Issued on Amendment No. 1 to
              Registration Statement on Form SB-2 on June 1, 2007
              Submitted June 8, 2007
              File No. 333-140554

Dear Ms. Putback-Bean:

      We have limited our review of your filing to those issues we have addressed in our comments below. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 of our letter dated June 1, 2007. It appears that the Second Waiver addressed a number of matters other than reducing the number of shares subject to the registration rights agreement, after the time this registration statement was filed. We also note the disclosure on page 41 regarding the use of proceeds from the third tranche "assuming all $500,000 of the additional debentures are sold," which implies that there are circumstances in which some, but not all, of the convertible notes may be sold. It is thus unclear to us that you had a complete private placement at the time you initially filed the registration statement and it appears that investors made an investment decision with respect to the waiver of rights subsequent to the filing of this registration statement. Accordingly, we believe you should withdraw this registration statement, after which you may file a new registration statement reflecting the revised terms of sale of the convertible notes.

Liquidity and Capital Resources, page 53

2. We note your proposed response to prior comment 6. It appears from your response that the reference to "certain companies working on the Purchasers' behalf" on page 56 refers to your independent auditor and/or "one company 'affiliated with the Purchasers, which drafted closing documents in connection with the May 2006 closing.'" It is not necessary for you to list the specific services performed by these parties if it refers only to services provided by counsel and your independent auditor in connection with the transaction. If the reference to the "one company" refers to a party other than your counsel or auditor, please disclose the services performed by such party as well as the fee paid for these services. If the reference to "one company affiliated with the Purchasers" refers to your "independent auditor," please tell us whether your use of "affiliated" is within the meaning of Rule 405 of Regulation C and, if so, please note that we will have additional comments.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3767 with any questions.

Sincerely,

Jennifer R. Hardy
Branch Chief

cc: David M. Loev
        The Loev Law Firm, PC
        6300 West Lop South, Suite 280
        Bellaire, Texas 77401